Exhibit 3.1

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
KNIGHT TRANSPORTATION, INC.

Article I
Name

The name of the Corporation shall be Knight Transportation, Inc.

Article II
Purpose

The purpose for which the Corporation is organized is the transaction of any or all lawful business for which corporations may be incorporated under the laws of the State of Arizona, as such laws may be amended from time to time.

Article III
Initial Business

The Corporation initially intends to own, lease, acquire, sell, dispose of, deal with, maintain and operate motor vehicles for transporting property of every kind and nature as a common or contract carrier for compensation or its own purposes over and upon the public highways of the State of Arizona and other jurisdictions in which this Corporation might be qualified to transact business; to arrange for transportation by other common carriers or contract carriers either by motor vehicle, rail or otherwise; and to do all and everything advantageous and necessary to engage in said business.

Article IV
Authorized Capital

The authorized capital stock of the corporation will be one thousand (1,000) shares of common stock, with $0.01 par value.

Article V
Statutory Agent

The Corporation hereby appoints RCA Service Co., LLC, Attn: James E. Brophy, whose address is One North Central Avenue, Suite 1200, Phoenix, Arizona 85004-4417, as statutory agent of the Corporation.

Article VI
Place of Business

The Corporation’s known place of business shall be 20002 North 19th Avenue, Phoenix, Arizona 85027.

Article VII
The Board of Directors

The business of the Corporation shall be conducted by a board of not less than one director, none of whom need be shareholders or residents of Arizona. Within such limitation, the number of directors shall be fixed by the Bylaws. Directors shall be elected at the annual meeting of shareholders, and when so elected shall serve until the next annual meeting or until their successors are elected and qualified. The name and address of each current director of the Corporation is:

Kevin Knight, 20002 North 19th Avenue, Phoenix, Arizona 85027

Gary Knight, 20002 North 19th Avenue, Phoenix, Arizona 85027

David Jackson, 20002 North 19th Avenue, Phoenix, Arizona 85027

Article VIII
Indemnification

The Corporation shall indemnify and hold harmless its incorporator, and each of its existing and former officers and directors, to the fullest extent not prohibited by law, as it now exists or may hereafter be amended, for any and all acts or omissions done or omitted to be done while employed by, or acting on behalf of, the Corporation or its subsidiaries, including indemnity for service in the capacity as an officer of the Corporation. The Corporation, subject to a director executing and delivering any undertaking required by law to reimburse the Corporation if indemnity should not be allowed, shall advance costs and expenses to defend any claim subject to indemnification. The indemnification rights provided herein shall not be exclusive of or preclude any other rights of indemnification to which a director, officer, employee or agent may be entitled, whether pursuant to law, bylaws or agreement.

Article IX
Limitation of Liability

A director shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken or any failure to take any action as a director, except liability for the following: (i) the amount of a financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on the Corporation or the shareholders; (iii) a violation of A.R.S. § 10-833 or its successor provisions; or (iv) an intentional violation of criminal law.

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